SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2016

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐.    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on February 18, 2016

ROYAL DUTCH SHELL PLC

DIRECTOR/PDMR SHAREHOLDING

Royal Dutch Shell plc (“Shell”) announces that, as a result of the completion of the acquisition of BG Group plc (“BG”) on February 15, 2016, the following Directors received the number of Royal Dutch Shell plc B shares as indicated, along with an amount due in cash, in consideration for shares held by them in BG and acquired by Royal Dutch Shell plc.

Director	Number of BG shares held	Number of Shell B shares received	Cash amount due (£) [A]
Guy Elliott	108	48	413.64
Euleen Goh	6,500	2,895	24,895.00
Sir Nigel Sheinwald	280	124	1,072.40

[A] Excludes cash value of fractional entitlement (if appropriate).

This notification relates to a transaction notified in accordance with DR 3.1.4 R(1)(a).

February 18, 2016

Mark Edwards

Deputy Company Secretary

Royal Dutch Shell plc

ENQUIRIES

Shell Media Relations

International, UK, European Press: +44 20 7934 5550

Shell Investor Relations

Europe: + 31 70 377 4540

United States: +1 832 337 2034

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-199736 and 333-199736-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821 and 333-200953).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

(Registrant)

By:	M Edwards
Name: M Edwards
Title: Deputy Company Secretary

Date: February 19, 2016